UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[X]     REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]     ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________________	Commission File Number: ______________________

AURORA CANNABIS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2833	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Suite 500 – 10355 Jasper Avenue
Edmonton, Alberta
Canada T5J 1Y6
Tel: 1-844-928-7672
(Address and telephone number of Registrant’s principal executive offices)

CORPORATION SERVICE COMPANY
251 Little Falls Drive
County of New Castle
Wilmington, Delaware 19808
Tel: 1-800-927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered:
Common Shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     [   ]                         No     [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes     [   ]                          No     [   ]

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

[   ]

ii

INTRODUCTORY INFORMATION

Aurora Cannabis Inc. (the “Company” or “Aurora”) is a Canadian public company whose common shares are listed on the Toronto Stock Exchange. Aurora is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is eligible to file this registration statement on Form 40-F (the “Registration Statement”) pursuant to the Canada/United States multi-jurisdictional disclosure system (the “MJDS”).

References to the “Registrant” or “Aurora” mean Aurora Cannabis Inc. and its subsidiaries, unless the context suggests otherwise.

PRINCIPAL DOCUMENTS

Each of the documents that is filed as an exhibit to this Registration Statement, as set forth in the Exhibit Index attached hereto, is incorporated by reference herein.

The Registrant has filed the written consent of the expert named in the foregoing Exhibits as Exhibit 99.211, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF COMMON SHARES

A description of the common shares of the Registrant registered pursuant to this Registration Statement, as required by General Instruction B.(2) of Form 40-F, is set forth in the section entitled “Description of Capital Structure – Common Shares” starting on page 51 of the Annual Information Form of the Registrant for the year ended June 30, 2018 filed as Exhibit 99.205, as set forth in the Exhibit Index attached hereto.

FORWARD-LOOKING STATEMENTS

This Registration Statement includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information involves statements that are not based on historical information, but rather relate to future operations, strategies, financial results or other developments. Forward-looking information is necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking information made by or on the Company’s behalf. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. All factors should be considered carefully and investors should not place undue reliance on the Company’s forward-looking information as actual results may vary. Examples of such forward-looking information within this Registration Statement include statements relating to the Company’s expectations with respect to: the integration of the operations of CanniMed Therapeutics Inc. (“CanniMed”) and MedReleaf Corp. (“MedReleaf”) with those of the Company; the integration of completion and timing of further strategic acquisitions and investments; completion of construction and commencement of operations at Aurora’s facilities; the yield from cannabis growing operations; revenue growth; product demand; changes in prices of required commodities; competition; and government regulations.

Forward-looking information reflects the Company’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the Company’s business and the industry and markets in which the Company operates. Forward-looking information is not a guarantee of future performance and involves risks, uncertainties and assumptions, which are difficult to predict. Assumptions underlying the Company’s expectations regarding forward-looking statements or information contained in this Registration Statement include, among others, the Company’s ability to comply with applicable governmental regulations and standards, the Company’s success in implementing its strategies and achieving its business objectives, the Company’s ability to raise sufficient funds from equity or other financings in the future to support its operations, and general business and economic conditions. The foregoing list of assumptions is not exhaustive.

Persons reading this Registration Statement are cautioned that forward-looking information is only a prediction, and that the Company’s actual future results or performance are subject to certain known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including:

•

the completion of the construction of its 800,000 square foot Aurora Sky cannabis facility located at Edmonton International Airport, Alberta, Canada, and receipt of the related license from Health Canada, the department of the Federal Government of Canada with responsibility for national public health;

•

the completion of Aurora Sun, the Company’s planned 1,200,000 square foot, high-technology hybrid greenhouse cannabis facility, currently in the design stage, at Medicine Hat, Alberta, and receipt of the related Health Canada license;

•

the completion by Aurora Nordic Cannabis A/S (owned 51% by the Company and 49% by Scandinavian Cannabis A/S) of a planned 1,000,000 square foot cannabis facility, currently in the design stage, at Odense, Denmark, and completion of retrofitting at the Aurora Nordic’s existing greenhouse facilities at Odense;

•	performance of the Company’s business and operations;

•	the Company’s expectations regarding revenues, expenses and anticipated costs;

•	future production costs and capacity;

•	the ability to renew the Company’s licenses from Health Canada;

•	whether Aurora will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

•	industry growth trends, including with respect to projected sales and number of patients;

•	the ability of the Company to successfully integrate CanniMed and MedReleaf;

•	the Company’s expectations with respect to the expected growth of CanniMed’s revenue, MedReleaf’s revenue, and the Company’s revenue generally;

•

the legalization of cannabis for recreational use in Canada, including federal and provincial regulations pertaining thereto and the timing related thereof and the Company’s intentions to participate in such market, if and when such market is legalized;

•	the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis;

•	the Company’s plans with respect to the payment of dividends;

•	the impact of general business and economic conditions;

•	whether Aurora will continue to be in compliance with regulatory requirements; and

•	whether the key personnel will continue their employment with Aurora.

Some of the important risks and uncertainties that could affect forward-looking statements are described in this Registration Statement. Should one or more of these risks and uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation, that:

•	the Company will continue to hold its licenses from Health Canada and be able to renew such licenses on a timely basis;

•

the Company successfully complying with the regulatory requirements for licensed cannabis producers (“Licensed Producers”) under the Access to Cannabis for Medical Purposes Regulations (the “ACMPR”) promulgated under the Controlled Drugs and Substances Act (Canada) and Health Canada;

•	the laws, regulations and guidelines generally applicable to the medical cannabis industry not changing in ways currently unforeseen by the Company;

•	the proposed laws, regulations and guidelines generally applicable to the adult-use recreational cannabis industry not changing in ways currently unforeseen by the Company;

•

future clinical research studies on the effects of medical cannabis do not lead to conclusions that dispute or conflict with the Company’s understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis;

•	the medical cannabis industry and market in Canada will continue to grow, and the Company will be successful in this new industry and market;

•

the Company has the ability to compete for market share with other companies, including Licensed Producers, which may have longer operating histories and more financial resources, manufacturing and marketing experience than the Company;

•

the Company is able to attract or retain key personnel with sufficient experience in the medical cannabis industry, and has the ability to attract, develop, and retain additional employees required for the Company’s development and future success;

•	the Company will not encounter significant interruption in its access to certain key inputs such as raw materials, electricity, water and other utilities;

•	the Company will be able to meet expected revenue growth projections;

•	the ramp up in the harvest and production of cannabis at the Company’s new facilities will meet the Company’s expectations and not be significantly delayed or interrupted;

•	demand for the Company’s cannabis products will not abate and the legalization of recreational, adult-use cannabis in Canada will not be unreasonably delayed;

•	Aurora will have sufficient working capital and be able to secure additional funding necessary for the continued development of its products and business interests;

•	the Company will successfully integrate acquired businesses and assets; and

•	the Company will continue to be successful in acquiring assets and investments that strategically fit and at competitive prices.

See also “Description of the Business – Risk Factors” in the Annual Information Form for the fiscal year ended June 30, 2018.

This discussion, and the discussion of risk factors contained in the Annual Information Form for the fiscal year ended June 30, 2018, are not exhaustive of the factors that may affect any of forward-looking statements or information concerning the Company. Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management of the Company to predict all such factors and to assess in advance the impact of each such factor on the business of the Company or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this Annual Information Form. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws, including applicable United States federal securities laws. The forward-looking statements contained in this Registration Statement (including the documents incorporated by reference herein are expressly qualified by this cautionary statement.

     NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements incorporated by reference in this Registration Statement may not be comparable to financial statements prepared in accordance with U.S. GAAP.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

Below is a tabular disclosure of the Registrant’s contractual obligations as at June 30, 2018:

		Less than one	1-3		More than 5
	Total	year	years	3 to 5 years	years

Convertible notes	$231,696,000	-	$229,758,000	$1,938,000	-

Finance lease obligations	$510,801	$232,453	$242,050	$36,298	-

Operating lease obligations	$82,500	$60,000	$22,500	-	-

Lease agreements for rental of office facilities	$47,256,937	$5,332,326	$10,114,472	$9,004,617	$22,805,522

Contingent consideration(1)	$23,742,400	$14,438,387	$9,304,013	-	-

Other long-term liabilities reflected on Aurora’s balance sheet(2)	$13,489,178	$3,774,577	$2,996,899	$1,378,976	$5,338,726

Capital commitments	$38,474,000	$38,474,000	-	-	-

Total	$355,251,816	$62,311,743	$252,437,934	$12,357,891	$28,144,248

Notes:

1.

Contingent consideration represents the gross amount estimated to be paid out on achievement of future performance milestones related to the acquisition of CanvasRx Inc. completed August 17, 2016, the acquisition of B.C. Northern Lights Enterprises Ltd. and Urban Cultivator Inc. completed September 29, 2017, and the acquisition of H2 Biopharma Inc. completed November 30, 2017.

2.	Other long-term liabilities reflected on the balance sheet as at June 30, 2018, include deferred gain on derivatives of $2,253,510.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

Concurrently with the filing of this Registration Statement, the Registrant will file an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Registrant and its agent for service of process with respect to the class of securities in relation to which this Registration Statement applies.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2018	AURORA CANNABIS INC.

	By:	/s/ Terry Booth
Terry Booth
Chief Executive Officer

EXHIBIT INDEX

	Exhibit Number	Exhibit Description

(1)	99.1	Material change report dated July 10, 2017
(1)	99.2	Material change report dated July 12, 2017
(1)	99.3	Material change report dated July 13, 2017
(1)	99.4	Material change report dated July 18, 2017
(1)	99.5	Material change report dated July 21, 2017
(1)	99.6	Material change report dated July 24, 2017
(1)	99.7	Change of Status Report dated July 26, 2017
(1)	99.8	Material change report dated July 31, 2017
(1)	99.9	Material change report dated August 8, 2017
(1)	99.10	Material change report dated August 31, 2017
(1)	99.11	Material change report dated September 18, 2017
(1)	99.12	Material change report dated September 19, 2017
(1)	99.13	Annual financial statements for the years ended June 30, 2017 and 2016
(1)	99.14	Management Discussion and Analysis for the three and twelve month periods ended June 30, 2017
(1)	99.15	Annual Information form for the financial year ended June 30, 2017, dated September 25, 2017
(1)	99.16	Certification of Annual Filings Following an IPO/RTO/Becoming a Non-Venture Issuer by CEO dated September 26, 2017
(1)	99.17	Certification of Annual Filings Following an IPO/RTO/Becoming a Non-Venture Issuer by CFO dated September 26, 2017
(1)	99.18	Material change report dated September 26, 2017
(1)	99.19	Material change report dated September 28, 2017
(1)	99.20	Material change report dated September 29, 2017
(1)	99.21	Material change report dated October 2, 2017
(1)	99.22	Material change report dated October 5, 2017
(1)	99.23	Management Information Circular dated October 2, 2017
(1)	99.24	Notice of annual and special meeting of shareholders dated October 2, 2017
(1)	99.25	Form of proxy for annual and special meeting of shareholders to be held on November 13, 2017
(1)	99.26	Material change report dated October 10, 2017
(1)	99.27	Material change report dated October 10, 2017
(1)	99.28	Material change report dated October 10, 2017
(1)	99.29	Material change report dated October 16, 2017
(1)	99.30	Material change report dated July 31, 2017
(2)	99.31	Material contract filed October 20, 2017 (Investment Agreement dated July 31, 2016)

(2)	99.32	Material contract filed October 20, 2017 (Amended and Restated Share Purchase Agreement dated August 9, 2016 and amended August 16, 2016)
(2)	99.33	Material contract filed October 20, 2017 (Memorandum of Understanding dated December 13, 2016)
(2)	99.34	Material contract filed October 20, 2017 (Share Purchase and Transfer Agreement dated May 18, 2017)
(2)	99.35	Material contract filed October 20, 2017 (Investor Rights Agreement dated September 15, 2017)
(2)	99.36	Material contract filed October 20, 2017 (Option Agreement dated September 15, 2017)
(1)	99.37	Material change report dated October 23, 2017
(1)	99.38	News release dated October 30, 2017
(1)	99.39	Material change report dated November 2, 2017
(1)	99.40	News release dated November 6, 2017
(1)	99.41	Material change report dated November 6, 2017
(1)	99.42	Material change report dated November 6, 2017
(1)	99.43	Material change report dated November 7, 2017
(1)	99.44	Material change report dated November 7, 2017
(1)	99.45	Interim financial statements for the three months ended September 30, 2017 and 2016
(1)	99.46	Management Information Circular for the three months ended September 30, 2017
(1)	99.47	Certification of Interim Filings Following an IPO/RTO/Becoming a Non-Venture Issuer by CEO, dated November 9, 2017
(1)	99.48	Certification of Interim Filings Following an IPO/RTO/Becoming a Non-Venture Issuer by CFO, dated November 9, 2017
(1)	99.49	Material change report dated November 9, 2017
(1)	99.50	Material change report dated November 14, 2017
(1)	99.51	Material change report dated November 14, 2017
(1)	99.52	Material change report dated November 15, 2017
(1)	99.53	Material change report dated November 16, 2017
(1)	99.54	Material change report dated November 16, 2017
(1)	99.55	Report of voting results from the annual and special meeting held on November 13, 2017
(1)	99.56	Material change report dated November 20, 2017
(1)	99.57	News release dated November 23, 2017
(1)	99.58	News release dated November 23, 2017
(1)	99.59	News release dated November 23, 2017
(1)	99.60	Material change report dated November 29, 2017
(1)	99.61	Material change report dated November 29, 2017
(1)	99.62	Debenture Indenture dated November 28, 2017
(1)	99.63	Special Warrant Indenture dated November 28, 2017
(1)	99.64	News release dated December 4, 2017
(1)	99.65	News release dated December 4, 2017

(1)	99.66	News release dated December 5, 2017
(1)	99.67	News release dated December 11, 2017
(1)	99.68	News release dated December 12, 2017
(1)	99.69	Management Information Circular dated December 8, 2017
(1)	99.70	Notice of special meeting of the shareholders dated December 8, 2017
(1)	99.71	Form of proxy for special meeting of the shareholders to be held on January 15, 2018
(1)	99.72	News release dated December 13, 2017
(1)	99.73	Master Services Agreement dated November 5, 2017
(1)	99.74	News release dated December 19, 2017
(1)	99.75	News release dated January 2, 2018
(1)	99.76	News release dated January 2, 2018
(1)	99.77	News release dated January 4, 2018
(1)	99.78	News release dated January 5, 2018
(1)	99.79	Material change report dated January 5, 2018
(1)	99.80	News release dated January 8, 2018
(1)	99.81	News release dated January 9, 2018
(1)	99.82	News release dated January 15, 2018
(1)	99.83	News release dated January 15, 2018
(1)	99.84	News release dated January 15, 2018
(1)	99.85	Term Sheet: Strategic Investment Arrangement dated January 4, 2018
(1)	99.86	Subscription Agreement for Subscription Receipts dated January 4, 2018
(1)	99.87	News release dated January 18, 2018
(1)	99.88	News release dated January 23, 2018
(1)	99.89	Material change report dated January 26, 2018
(1)	99.90	Support Agreement dated January 24, 2018
(1)	99.91	News release dated January 29, 2018
(1)	99.92	News release dated February 7, 2018
(1)	99.93	News release dated February 8, 2018
(1)	99.94	Interim financial report for the three and six months ended December 31, 2017 and 2016
(1)	99.95	Management’s Discussion and Analysis for the three and six months ended December 31, 2017 and 2016
(1)	99.96	Certification of interim filings in connection with the filing of interim financials and MD&A for the period ended December 31, 2017 by CEO, dated February 8, 2018
(1)	99.97	Certification of interim filings in connection with the filing of interim financials and MD&A for the period ended December 31, 2017 by CFO, dated February 8, 2018
(1)	99.98	Material change report dated February 8, 2018
(1)	99.99	News release dated February 14, 2018
(1)	99.100	Material change report dated February 16, 2018

(1)	99.101	News release dated February 22, 2018
(1)	99.102	News release dated February 27, 2018
(1)	99.103	Investor Rights Agreement dated January 12, 2018
(1)	99.104	News release dated March 1, 2018
(1)	99.105	News release dated March 9, 2018
(1)	99.106	News release dated March 12, 2018
(1)	99.107	News release dated March 13, 2018
(1)	99.108	News release dated March 15, 2018
(1)	99.109	News release dated March 15, 2018
(1)	99.110	Material change report dated March 19, 2018
(1)	99.111	News release dated March 26, 2018
(1)	99.112	News release dated March 28, 2018
(1)	99.113	News release dated April 2, 2018
(1)	99.114	News release dated April 4, 2018
(1)	99.115	News release dated April 11, 2018
(1)	99.116	News release dated April 13, 2018
(1)	99.117	News release dated April 13, 2018
(1)	99.118	News release dated April 16, 2018
(1)	99.119	News release dated April 16, 2018
(1)	99.120	News release dated April 30, 2018
(1)	99.121	News release dated April 30, 2018
(1)	99.122	News release dated May 1, 2018
(1)	99.123	News release dated May 2, 2018
(1)	99.124	Business acquisition report dated April 30, 2018
(1)	99.125	News release dated May 3, 2018
(1)	99.126	Interim financial statements for the three and nine months ended March 31, 2018 and 2017
(1)	99.127	Management’s Discussion and Analysis for the three and nine months ended March 31, 2018
(1)	99.128	Certification of interim filings in connection with the filing of interim financials and MD&A for the period ended March 31, 2018 by CEO, dated May 8, 2018
(1)	99.129	Certification of interim filings in connection with the filing of interim financials and MD&A for the period ended March 31, 2018 by CFO, dated May 8, 2018
(1)	99.130	News release dated May 8, 2018
(1)	99.131	News release dated May 10, 2018
(1)	99.132	Debenture Indenture dated March 9, 2018
(1)	99.133	News release dated May 15, 2018
(1)	99.134	News release dated May 22, 2018
(1)	99.135	News release dated May 23, 2018

(1)	99.136	Material change report dated May 24, 2018
(1)	99.137	News release dated May 25, 2018
(1)	99.138	News release dated May 25, 2018
(1)	99.139	News release dated May 28, 2018
(1)	99.140	News release dated May 30, 2018
(1)	99.141	News release dated June 7, 2018
(1)	99.142	News release dated June 8, 2018
(1)	99.143	News release dated June 11, 2018
(1)	99.144	News release dated June 12, 2018
(1)	99.145	News release dated June 13, 2018
(1)	99.146	News release dated June 18, 2018
(1)	99.147	News release dated June 20, 2018
(1)	99.148	Management information circular dated June 18, 2018
(1)	99.149	Notice of special meeting of shareholders dated June 18, 2018
(1)	99.150	Form of proxy for special meeting of shareholders to be held on July 18, 2018
(1)	99.151	News release dated June 20, 2018
(1)	99.152	News release dated June 21, 2018
(1)	99.153	News release dated June 25, 2018
(1)	99.154	News release dated June 26, 2018
(1)	99.155	News release dated July 3, 2018
(1)	99.156	News release dated July 5, 2018
(1)	99.157	News release dated July 6, 2018
(1)	99.158	News release dated July 6, 2018
(1)	99.159	News release dated July 11, 2018
(1)	99.160	News release dated July 11, 2018
(1)	99.161	News release dated July 11, 2018
(1)	99.162	News release dated July 16 , 2018
(1)	99.163	News release dated July 16, 2018
(1)	99.164	News release dated July 18, 2018
(1)	99.165	Report of voting results for special meeting of shareholders held on July 18, 2018
(1)	99.166	News release dated July 23, 2018
(1)	99.167	News release dated July 24, 2018
(1)	99.168	News release dated July 30, 2018
(1)	99.169	News release dated July 28, 2018
(1)	99.170	Material change report dated August 3, 2018
(1)	99.171	News release dated August 7, 2018
(1)	99.172	News release dated August 8, 2018

(1)	99.173	News release dated August 10, 2018
(1)	99.174	News release dated August 13, 2018
(1)	99.175	News release dated August 14, 2018
(1)	99.176	News release dated August 14, 2018
(1)	99.177	News release dated August 16, 2018
(1)	99.178	Depository Agreement dated June 18, 2018
(1)	99.179	First Supplemental Indenture Agreement dated July 25, 2018
(1)	99.180	Material change report dated August 16, 2018
(1)	99.181	News release dated August 17, 2018
(1)	99.182	News release dated August 20, 2018
(1)	99.183	News release dated August 21, 2018
(1)	99.184	News release dated August 22, 2018
(1)	99.185	News release dated August 27, 2018
(1)	99.186	News release dated September 4, 2018
(1)	99.187	News release dated September 7, 2018
(1)	99.188	News release dated September 10, 2018
(1)	99.189	Credit Agreement dated August 29, 2018
(1)	99.190	Material change report dated September 10, 2018
(1)	99.191	News release dated September 11, 2018
(1)	99.192	News release dated September 12, 2018
(1)	99.193	News release dated September 14, 2018
(1)	99.194	Business acquisition report dated September 5, 2018
(1)	99.195	News release dated September 18, 2018
(1)	99.196	News release dated September 18, 2018
(1)	99.197	Voting and Support Agreement dated September 8, 2018
(1)	99.198	Arrangement Agreement dated September 8, 2018
(1)	99.199	Material change report dated September 18, 2018
(1)	99.200	News release dated September 19, 2018
(1)	99.201	News release dated September 21, 2018
(1)	99.202	News release dated September 24, 2018
(1)	99.203	Annual consolidated financial statements for the years ended June 30, 2018 and 2017
(1)	99.204	Management Discussion and Analysis for the year ended June 30, 2018
(1)	99.205	Annual Information form for the financial year ended June 30, 2018
(1)	99.206	Certification of Annual Filings by CEO dated September 25, 2018
(1)	99.207	Certification of Annual Filings by CFO dated September 25, 2018
(1)	99.208	Notice of Change of Auditor
(1)	99.209	Letter from successor auditor
(1)	99.210	Letter from former auditor
(1)	99.211	Consent of MNP LLP

(1)filed herein to this Registration Statement on Form 40-F.
(2)to be filed with Amendment No. 1 to this Registration Statement on Form 40-F.